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                                                        EXHIBIT W
                            AGREEMENT

CS First Boston Corporation
Smith Barney Shearson Inc.
Jefferies & Company, Inc.,
  as Representatives of the Several Underwriters, c/o Tesoro Petroleum Corporation
8700 Tesoro Drive
San Antonio, Texas 78217

Ladies and Gentlemen:

The undersigned, MetLife Security Insurance Company of Louisiana ("MetLife Louisiana"), understands that Tesoro Petroleum Corporation (the "Company") is preparing to file a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") relating to a public offering of shares of the common stock, par value $.16-2/3 per share ("Common Stock"), of the Company (the "Public Offering"). MetLife Louisiana further understands that CS First Boston Corporation, Smith Barney Shearson Inc. and Jefferies & Company, Inc. (the "Representatives"), as the Representatives of the several underwriters, propose to enter into an underwriting agreement with the Company providing for the Public Offering by the several underwriters, including the Representatives (the "Underwriting Agreement").

In consideration of the Representatives' efforts to proceed with the Public Offering, MetLife Louisiana agrees with the Representatives, subject to the final paragraph of this letter, that it will not, from the date hereof through July 22, 1994, without the prior written consent of CS First Boston Corporation, directly or indirectly, sell, agree to sell, grant any option for the sale of, transfer, hypothecate or otherwise dispose of (other than to affiliates of MetLife Louisiana) or contract to sell, transfer or otherwise dispose of (other than to affiliates of MetLife Louisiana), or file with the Commission a registration statement under the Securities Act of 1933, as amended, to register (i) any shares of Common Stock and/or shares of the Company's $2.20 Redeemable Cumulative Convertible Preferred Stock ("Preferred Stock"), (ii) any rights to acquire shares of Common Stock and/or Preferred Stock, and (iii) any securities convertible into, or exchangeable for, shares of Common Stock and/or Preferred Stock, owned directly by MetLife Louisiana as of the date hereof or with respect to which MetLife Louisiana has the power of disposition; provided, however, that this Agreement shall not apply to the sale to the Company of shares of Common Stock and Preferred Stock by MetLife Louisiana pursuant to the option (the "MetLife Louisiana Option") granted under that certain Call Option Agreement dated February 9, 1994 by and between the Company and MetLife Louisiana (the "Option Agreement").

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Common Stock and/or Preferred Stock if such transfer would constitute a violation or breach of this Agreement.


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This Agreement shall be binding on MetLife Louisiana and its successors and assigns. This Agreement shall lapse and immediately become null and void if:

          (i) the Registration Statement is not filed with the Commission on or before May 13, 1994; or

          (ii) the "road show" with respect to the Public Offering does not begin by the tenth day after the date on which the Commission staff has notified the Company either that the Commission staff will not review the Registration Statement, or that it has no further comments with respect to the Registration Statement; or

          (iii) the pricing of the shares subject to the Public
     Offering does not occur on or before July 15, 1994; or

          (iv) (a) the Public Offering closes and the net proceeds to the Company therefrom are less than $45 million or (b) such proceeds (other than any proceeds in excess of the amount required to exercise the MetLife Louisiana Option in full) are not applied to exercise the MetLife Louisiana Option within one business day after the date of the closing of the Public Offering (provided that this Agreement shall not lapse, notwithstanding the failure to apply such proceeds by such date, if the Company shall give notice of exercise of the MetLife Louisiana Option pursuant to the Option Agreement no later than the date of such closing and such notice shall state, notwithstanding the provisions of
     Section 1(d) of the Option Agreement, that the Company is ready, willing and able to apply such proceeds to exercise the MetLife Louisiana Option on the next business day after the date of such closing); or

          (v) the Board of Directors of the Company (or any authorized committee thereof) cancels, postpones or otherwise withdraws support of the Public Offering or materially modifies the terms or proposed use of proceeds thereof from those set forth in the Registration Statement as initially filed; or

          (vi) either (a) CS First Boston or (b) both of Smith
     Barney Shearson Inc. and Jefferies & Company, Inc. withdraw or otherwise cease to be an underwriter of the sale of the shares subject to the Public Offering; or

          (vii) the Commission issues a stop order with respect to the Public Offering; or

          (viii) any court shall issue an injunction or a restraining order applicable to the Company or MetLife Louisiana with respect to either the sale of the shares subject to the Public Offering or the application of the proceeds from such sale to

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     exercise the MetLife Louisiana Option, and such injunction or restraining order shall remain unstayed and in effect for a period of ten days; or

          (ix) any event occurs which gives any third party that is bound by any "lockup" agreement of the character referred to in the fifth paragraph under the caption "Underwriting" in the Registration Statement as initially filed the ability to terminate such agreement; or

          (x) if, on June 30, 1994, the Board of Directors of the Company has not been expanded by the addition of a 14th director as contemplated on page 2 of the Company's Proxy
     Statement, dated April 26, 1994.

                    Very truly yours,

                    METLIFE SECURITY INSURANCE COMPANY
                         OF LOUISIANA



                    By: /s/ James S. Russell
                       ___________________________

                         Name:  James S. Russell

                         Title:  Vice-President and Treasurer

                         Date:  May 11, 1994